Exhibit 99.2

VIRTUIX HOLDINGS INC. POLICY
FOR COMPLAINTS REGARDING ACCOUNTING,
INTERNAL ACCOUNTING CONTROLS
OR AUDITING MATTERS

Effective as of December 19, 2025

1.	Introduction

Virtuix Holdings Inc. (the “Company”) is committed to full and accurate financial disclosure and to maintaining its books and records in compliance with all applicable laws, rules, and regulations. The Company wishes to encourage employees, independent contractors, third-party vendors, customers, and business partners to make the Company aware of any practices, procedures or circumstances that raise concerns about the integrity of its financial disclosures, books and records. Therefore, the Company has adopted this policy (the “Policy”) to govern the receipt, retention, and treatment of complaints regarding the Company’s accounting, internal accounting controls or auditing matters, and to protect the confidential, anonymous reporting of employee concerns regarding questionable accounting or auditing matters. This Policy is in addition to the Company’s Code of Ethics, which describes the policy and procedures for reporting any illegal or unethical behavior.

For purposes of this Policy, an “Accounting Complaint” is a complaint about accounting, internal accounting controls, auditing matters or questionable financial practices, including but not limited to complaints of:

●	fraud against investors, securities fraud, mail or wire fraud, bank fraud or fraudulent statements to the Securities and Exchange Commission (the “SEC”) or the investing public;

●	violations of SEC rules and regulations or any other laws applicable to the Company’s financial accounting, maintenance of financial books and records, internal accounting controls and financial statement reviews or audits;

●	fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Company;

●	significant deficiencies in or intentional noncompliance with the Company’s internal accounting controls;

●	misrepresentations or false statements regarding a matter contained in the financial records, financial reports or audit reports of the Company; and

●	deviation from the full and fair reporting of the Company’s financial condition.

2.	Reporting Accounting Complaints

The Company urges any person desiring to make an Accounting Complaint to contact the Audit Committee Chairman. For persons who wish to report an Accounting Complaint but do not wish to contact the Audit Committee Chairman directly, the Company has established the alternative procedures listed below to report an Accounting Complaint.

(a)	Written Complaints: Any person may report an Accounting Complaint to the Audit Committee Chairman in writing marked CONFIDENTIAL and mailed to the following address: c/o Virtuix Holdings Inc., 11500 Metric Blvd, Suite 430 Austin TX, 78758 Attn: Audit Committee Chairman.

(b)	Outside Counsel: Any person may report an Accounting Complaint to Michael Blankenship directly, orally or in writing marked CONFIDENTIAL and mailed to the following address: Winston & Strawn LLP, Attn: Michael Blankenship, 800 Capitol St., Suite 2400 Houston TX, 77002.

Upon receipt of an Accounting Complaint, the Audit Committee Chairman or Michael Blankenship, as applicable, will acknowledge receipt to the person reporting the Accounting Complaint if possible.

3.	Review and Investigation of Accounting Complaints

Accounting Complaints received by the Audit Committee Chairman or Michael Blankenship, as applicable, will be reviewed and investigated either by himself, herself or themselves or by a designated employee, outside counsel, advisor, expert or third-party service provider. If determined to be necessary by the Audit Committee Chairman or Michael Blankenship, as applicable, the Company shall provide for appropriate funding to obtain and pay for additional resources that may be necessary to conduct the investigation, including without limitation, retaining outside counsel and/or expert witnesses. Unless otherwise directed by the Audit Committee Chairman or Michael Blankenship, as applicable, any person assigned to investigate an Accounting Complaint will report his or her findings and recommendations to both the Audit Committee Chairman or Michael Blankenship.

At least once each calendar quarter and whenever else as deemed necessary, the Audit Committee Chairman shall submit a report to the Audit Committee (and any member of Company management that the Audit Committee directs to receive such report) that summarizes each Accounting Complaint made to the Audit Committee Chairman within the last twelve (12) months and show specifically: (i) the complainant (unless anonymous, in which case the report will so indicate), (ii) a description of the substance of the Accounting Complaint, (iii) the status of the investigation, (iv) any conclusions reached by the investigator and (v) findings and recommendations. The Audit Committee shall review all Accounting Complaints periodically.

4.	Confidentiality and Anonymity of Persons Reporting Accounting Complaints

While the Company prefers that persons reporting Accounting Complaints identify themselves to aid in the investigation, if necessary, reports may be made anonymously if desired. If requested by the employee, the Company will protect the confidentiality and anonymity of an employee who makes an Accounting Complaint to the fullest extent possible, consistent with the need to conduct an adequate review and investigation of the Accounting Complaint. The Company is not obligated to protect the confidentiality and anonymity of a non-employee person who makes an Accounting Complaint.

5.	Access to Reports and Records Regarding Accounting Complaints

All reports and records associated with Accounting Complaints are considered confidential information and access will be restricted to the Audit Committee Chairman , the members of the Audit Committee and such other persons reasonably determined by the Audit Committee Chairman or the Audit Committee to require such access.

6.	Disclosure of Investigation Results

Accounting Complaints and any resulting investigations, reports or resulting actions will generally not be disclosed to the public except as required by any legal requirements or regulations or by any Company policy in place at the time.

7.	Retention of Records

All Accounting Complaints and documents relating to an Accounting Complaint made through the procedures outlined in this Policy shall be retained for at least five (5) years from the date of the complaint, after which time the information may be destroyed unless the information may be relevant to any pending or potential litigation, inquiry or investigation, in which case the information may not be destroyed and must be retained for the duration of that litigation, inquiry or investigation and thereafter as necessary.

8.	No Retaliation

The Company will not discipline, discriminate against or retaliate against any person who reports an Accounting Compliant in good faith and will not tolerate any such action. It will abide by all laws that prohibit retaliation against employees who lawfully submit complaints under these procedures.

9.	Periodic Reviews and Amendments

The Audit Committee will periodically review this Policy. Any amendments to this Policy must be approved by the Audit Committee.